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February 7, 2017	Nathan Briggs T: 202-626-3909 F: 202-383-9308 Nathan.Briggs@ropesgray.com

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Ms. Anu Dubey

Re:	PIMCO Flexible Credit Income Fund
File Nos. 333-214419 and 811-23211

Dear Ms. Dubey:

This letter is in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received from you on February 2, 2017 regarding Pre-Effective Amendment No. 2 to the Registration Statement on Form N-2 (the “Registration Statement”) relating to the common shares of beneficial interest of PIMCO Flexible Credit Income Fund (the “Fund”), which was filed with the SEC on February 1, 2017 (“Pre-Effective Amendment No. 2”). The below responses will be reflected, to the extent applicable, in Pre-Effective Amendment No. 3 to the Fund’s Registration Statement, to be filed on or about February 8, 2017 or in additional pre-effective amendments to be filed subsequently.

The following sets forth the Staff’s comments and the Fund’s responses thereto.

1.	Comment: Please file a new consent of the Fund’s independent auditor with the next pre-effective amendment filing given that the most recent consent on file is more than 30 days old.

Response: A new auditor’s consent has been included as an exhibit to Pre-Effective Amendment No. 3.

2.	Comment: Please correct the formatting of the footnotes to the Annual Fund Operating Expenses table.

Response: The Fund has made efforts to address the formatting issues mentioned above, which appear to only be visible in certain formats (e.g., certain web browsers and in the Staff’s EDGAR portal), in the HTML filing in Pre-Effective Amendment No. 3.

3.	Comment: Please disclose in the statement of additional information that, to the extent an underlying investment company has adopted an 80% policy to invest in a particular industry, the Fund will take such policy into consideration for purposes of the Fund’s industry concentration policy.

Response: In response to this Comment, the Fund’s disclosure in the section “Other Information Regarding Investment Restrictions” in the Statement of Additional Information has been revised as follows:

For purposes of applying the terms of the Fund’s policy in the first sentence of paragraph (1) above in “Fundamental Investment Restrictions” (the “industry concentration policy”), PIMCO will, on behalf of the Fund, make reasonable determinations as to the appropriate industry classification to assign to each security or instrument in which the Fund invests. For purposes of the industry concentration policy, investments in securities of a single foreign government represent investments in a separate industry, although currency positions are not considered to be an investment in a foreign government for these purposes. For purposes of the industry concentration policy, the Fund will associate, to the extent practicable, each privately-issued asset-backed security held by the Fund (not including for these purposes mortgage-related assets, in which the Fund has a policy to concentrate) with a particular “industry” associated with the type(s) of assets that collateralize the asset-backed security, as determined by PIMCO. To the extent an underlying investment company in which the Fund invests has adopted an 80% policy to invest in a particular industry, the Fund will take such policy into consideration for purposes of the Fund’s industry concentration policy.

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We believe that this submission fully responds to your comments. Please feel free to call me at (202) 626-3909 if you have any questions regarding the foregoing.

Very truly yours,

/s/ Nathan Briggs

Nathan Briggs

cc:	Joshua Ratner, Esq.
Wu-Kwan Kit, Esq.
David C. Sullivan, Esq.